50
5/4/04

VF 4-29-04

04016881

TATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-32664

SEC MAIL PROCESSING
RECEIVED
APR 28 2004
WASHINGTON, DC
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/03 (MM/DD/YY) AND ENDING 02/29/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Weston Securities Corporation

OFFICIAL USE ONLY
15743
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 William Street, Suite 100
(No. and Street)

Wellesley	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen G. DaCosta — (781) 235-7055
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs, Bunting & Dougherty, LLP
(Name – *if individual, state last, first, middle name*)

Two Penn Center Plaza, Suite 820	Philadelphia	PA	19102-1732
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, I. Richard Horowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weston Securities Corporation, as of February 29, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Clara Prokop

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTON SECURITIES CORPORATION

ANNUAL AUDITED REPORT

FORM X-17A-5

YEAR ENDED FEBRUARY 29, 2004

BRIGGS
BUNTING &
DOUGHERTY, LLP

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
Weston Securities Corporation
Wellesley, Massachusetts

We have audited the accompanying statement of financial condition of Weston Securities Corporation as of February 29, 2004, and the related statements of income, changes in ownership equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a.5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weston Securities Corporation as of February 29, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Pages 3, 4, and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
April 21, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Weston Securities Corporation | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 02/29/04 | 99
SEC FILE NO. 8-32664 | 98
Consolidated [ ] | 198
Unconsolidated [X] | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 164,275	200			$ 164,275	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	155,976	600	155,976	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	113,443	424				
E. Spot commodities		430			113,443	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 3,300						
B. At estimated fair value		440	3,300	610	3,300	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $						
B. Other securities $						
7. Secured demand notes market value of collateral:		470		640		890
A. Exempted securities $						
B. Other securities $						
8. Memberships in exchanges:						
A. Owned, at market $						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. **TOTAL ASSETS**	$ 277,718	540	$ 159,276	740	$ 436,994	940

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Weston Securities Corporation as of 02/29/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers	193,401	1155		1355	193,401	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	3,230	1205		1385	3,230	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders $						
2. Includes equity subordination (15c3-1(d)) of...... $						
B. Securities borrowings, at market value from outsiders $				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $						
2. Includes equity subordination (15c3-1(d)) of...... $						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 196,631	1230	$	1450	$ 196,631	1760

Ownership Equity

			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			6,000	1792
C. Additional paid-in capital			29,200	1793
D. Retained earnings			205,163	1794
E. Total			240,363	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 240,363	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 436,994	1810

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Weston Securities Corporation as of 02/29/04

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 240,363	3480
2.	Deduct ownership equity not allowable for Net Capital 19			( )	3490
3.	Total ownership equity qualified for Net Capital			240,363	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 240,363	3530
6.	Deductions and/or charges: 17				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 159,276	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(159,276)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions 20			$ 81,087	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities 18		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities - 2%x money market mutual fund	2,269	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(2,269)	3740
10.	Net Capital			$ 78,818	3750

OMIT PENNIES

There was no difference between the audited net capital calculation and the Company's net capital calculation as filed previously.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Weston Securities Corporation as of 02/29/04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 13,108	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 25,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 25,000	3760
14.	Excess net capital (line 10 less 13)	$ 53,818	3770
15	Excess net capital at 100% (line 10 less 10% of line 19) 22	$ 59,155	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. liabilities from Statement of Financial Condition			$ 196,631	3790
17.	Add:				
	A. Drafts for immediate credit 21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3838
19.	Total aggregate indebtedness			$ 196,631	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ➀ by line 10)			% 249	3750
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 0	3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Weston Securities Corporation

For the period (MMDDYY) from 24 03/01/03 [3932] to 02/29/04 [3933]

Number of months included in this statement 12 [3931]

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
	b. Commissions on listed option transactions	25	3938
	c. All other securities commissions		3939
	d. Total securities commissions		3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups	26	3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services	550,576	3975
8.	Other revenue	792,865	3995
9.	Total revenue	1,343,441	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11.	Other employee compensation and benefits	27	4115
12.	Commissions paid to other broker-dealers		4140
13.	Interest expense		4075
	a. Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses	118,289	4195
15.	Other expenses	1,211,015	4100
16.	Total expenses	$ 1,329,304	4200

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 14,137	4210
18.	Provision for Federal income taxes (for parent only)	28 -	4220
19	Equity in earnings (losses) of unconsolidated subsidiaries not included above	-	4222
	a. After Federal income taxes of [4238]		
20.	Extraordinary gains (losses)	-	4224
	a. After Federal income taxes of [4239]		
21.	Cumulative effect of changes in accounting principles	-	4225
22.	Net income (loss) after Federal income taxes and extraordinary items	$ 14,137	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ (130,514)	4211

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Weston Securities Corporation

For the period (MMDDYY) from 03/01/03 to 02/29/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		$ 226,226	4240
	A. Net income (loss)		14,137	4250
	B. Additions (includes non-conforming capital of 29	4262)		4260
	C. After Federal income taxes of	4272)		4270
2.	Balance, end of period (From item 1800)		$ 240,363	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period 30	$ 0	4300
	A. Increases		4310
	B. Decreases		4320
4.	Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Weston Securities Corporation as of 02/29/04

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 - (mutual funds and various annuities)		X	4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31	4335		4570
D. (k) (3)—Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32 4600	4601	4602	4603	4604	4605
33 4610	4611	4612	4613	4614	4615
34 4620	4621	4622	4623	4624	4625
35 4630	4631	4632	4633	4634	4635
36 4640	4641	4642	4643	4644	4645
37 4650	4651	4652	4653	4654	4655
38 4660	4661	4662	4663	4664	4665
39 4670	4671	4672	4673	4674	4675
40 4680	4681	4682	4683	4684	4685
41 4690	4691	4692	4693	4694	4695

TOTAL $ 42 -0- 4699
OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See accompanying notes

WESTON SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

Year ended February 29, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 14,137
Adjustments to reconcile net income to net cash provided by (used for) operating activities	
(Increase) decrease in assets	
Commission receivable	(35,634)
12b-1 receivable	3,299
Due from related party	(54,149)
Prepaid expenses	5,000
Increase (decrease) in liabilities	
Accounts payable	(9,630)
Due to affiliate	132,465
Net increase (decrease) in cash	55,488
CASH	
Beginning of year	222,230
End of year	$ 277,718

See accompanying notes

(1) ORGANIZATION AND NATURE OF ACTIVITIES

Weston Securities Corporation (*"**WSC**"* or the *"**Company**"*) was organized on August 14, 1984. WSC is a wholly owned subsidiary of Weston Financial Group, Inc (*"**WFG**"*). WSC is a registered broker/dealer, which is primarily involved in selling tax advantaged investments and mutual funds. WSC sells predominately to clients of Weston Financial Group, Inc. and to five mutual funds.

(2) SIGNIFICANT ACCOUNTING POLICIES

Investment Transactions

Investment transactions (and related commissions, revenue and expenses) are recorded when the investments are sold and all material terms of the sale have been completed and fulfilled.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company deposits its cash with its bank which is a high credit, quality financial institution. At times, these deposits may be in excess of the FDIC insurance limit or not covered by the FDIC.

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Revenue Recognition

The Company primarily earns commissions from the placement of equity interests in annuities, mutual funds and other investment programs. These commissions are accrued as earned.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Corporation has elected to file a consolidated tax return with its parent, Weston Financial Group, Inc. As per the Administrative agreement, WFG is responsible for paying any and all income taxes, therefore, no tax accrual is being made for the year ended February 29, 2004.

(3) RELATED PARTY TRANSACTIONS

WSC is a wholly-owned subsidiary of Weston Financial Group, Inc. WSC entered into an agreement with WFG to pay all of WSC's administrative expenses including taxes, regulatory fees and litigation expenses. The fee per the agreement for the year ended February 29, 2004 is 85% of gross revenues. For the year ended February 29, 2004, the amount of administrative expenses paid or accrued to WFG was $1,141,925. In addition, the Company owed WFG as of February 29, 2004, $193,401 for unpaid administrative fees.

WSC entered into an agreement with The Park Insurance Agency, Inc. (***"Park"***) which is owned by some of the principal stockholders of WFG. This agreement states that Park will pay WSC a 70% commission on the commissions received by Park for all sales of single premium variable life insurance and annuity policies. For the year ended February 29, 2004, WSC received $501,589. In addition, the Company has a receivable for unpaid commissions from Park as of February 29, 2004 in the amount of $71,072.

(4) STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Common stock	$ 6,000
Paid-in-capital	29,200
Retained earning beginning balance	191,026
Net income (loss) for the year	14,137
End of the year balance	$240,363

(5) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of agreement indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). For the years ended February 29, 2004, WSC had net capital of $78,818. The net capital in excess of its required net capital of $25,000 for the year ended February 28, 2004 was $53,818.

BRIGGS
BUNTING &
DOUGHERTY, LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
Weston Securities Corporation
Wellesley, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Weston Securities Corporation (the ***"Company"***), for the year ended February 29, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (***"SEC"***), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 29, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
April 21, 2004